FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2000

                             STMicroelectronics N.V.

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                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosure:

         A press release dated July 28, 2000 announcing that STMicroelectronics has signed an agreement to acquire Waferscale Integration, Inc.

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                                                                          C885H

             STMicroelectronics Signs Agreement to Acquire Silicon
                 Valley Innovator Waferscale Integration, Inc.

 Acquisition will reinforce ST's strategy in Memory Systems with complementary portfolio of innovative Flash-based Programmable System Devices


Geneva, July 28, 2000 - After many years of close cooperation as a design and manufacturing partner, STMicroelectronics has announced the acquisition of Waferscale Integration, Inc. (WSI), the Fremont, California, based leader in Programmable System Devices (PSDs). WSI was a privately held corporation funded by corporate, institutional, private and venture capital investors. Prior to the acquisition, ST held a 14.5% minority interest in the company and will invest $ 68 million to acquire full ownership. WSI's operations will continue to be headquartered in the Silicon Valley area but will now function as a fully-fledged operational Business Unit within STMicroelectronics' Memory Products Group.

With the acquisition of WSI, ST will obtain the product portfolio, intellectual property, know-how and technologies developed by the company in the field of Non-Volatile memories and memory systems. The integration of WSI's human and intellectual resources, including its design centers in Israel and Fremont, California, into ST's structure has been planned to result in a seamless transition for WSI's fast-growing customer base while exploiting the synergistic potential for further development of WSI's innovative products. The acquisition will also reinforce ST's presence in Israel, where ST has a joint Design Center with Altec-Lansing, and in Silicon Valley, where ST already has an advanced Design Center, a joint Design Center with Hitachi and close links with the University of California at Berkeley.

WSI is well known for its innovative PSD products, which combine memory functions such as Flash, EEPROM and SRAM with programmable logic on a single chip designed to work with a standard microcontroller to provide a complete system implementation. Because PSDs can be quickly and easily programmed without special manufacturing equipment, even in the field, they are particularly attractive in applications such as medical equipment, automotive control systems, industrial process control systems and similar applications where large amounts of parameter updates are required, as well as in low to medium volume applications which benefit from their ease of use and low inventory costs.

"We have been very impressed by the performance and the potential of these devices and the advantages they offer in complex embedded microcontroller applications", said Carlo Bozotti, Corporate Vice President and General Manager of ST's Memory Products Group. He noted that over 25 million OTP and EPROM PSDs have been shipped to date and that shipments of the recently launched Flash-based PSD family are growing at a rate of more than 50% per quarter.




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"We have been delighted by the acceptance to date of our innovative Flash products. Now that it is supported by ST's manufacturing machine and global resources in product support and development, the PSD concept will proliferate across the ST customer base and will meet the needs of new high volume customers, while providing enhanced service to our current customer base", said Mike Callahan, President and CEO of WSI. "ST's vision, commitment and resources will accelerate the realization of our ambitious product strategies", added Reza Kazerounian, who will manage the new Business Unit within STMicroelectronics.

The addition of WSI's IP portfolio and its design, marketing, application and software teams to ST's existing worldwide resources reinforces the Company's strengths in Memory Systems, where it already offers numerous application-specific memory architectures, as well as complementing its established strengths in the field of standard memories.

Some of the above statements, that are not historical facts, are statements of future expectations and other forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended) that are based on management's current views and assumptions and that involve known and unknown risks and uncertainties that could cause actual results or performances to differ materially from those in such statements due to, amongst other factors:

(i) inability to meet customer demand, (ii) new product developments and technological changes, (iii) manufacturing risks, (iv) inability to achieve timely ramp up of new production capacity, (v) the highly cyclical nature of the semiconductor industry, (vi) changes in customer order patterns and requirements, and (vii) currency fluctuations.

Unfavorable changes in any of the above or other factors listed under "Risk Factors" from time to time in the Company's SEC reports including the Form 20F for the year ended December 31, 1999 which was filed with the SEC on June 27, 2000, could materially affect the Company.

About STMicroelectronics
STMicroelectronics (formerly SGS-THOMSON Microelectronics) is a global independent semiconductor company, whose shares are traded on the New York Stock Exchange, on the Paris Bourse and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 1999, the Company's net revenues were $5,056 million and net earnings were $547 million. For the first half of 2000, revenues were $3,579.5 million and net income reached US$574.9 million. Further information on ST can be found at www.st.com.



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For further information, please contact:

STMicroelectronics
Maria Grazia Prestini                  Alessandro Brenna
Corporate Press Relations Manager      Director of Investor Relations for Europe
Tel: +39.039.603.59.01                 Tel: +33.4.50.40.24.78
Tel: +33.4.50.40.25.32                 Fax: +33 4 5040 2580
Fax: +33.4.50.40.25.40                 Alessandro.brenna@st.com
Mariagrazia.prestini@st.com            ------------------------
---------------------------

Morgen-Walke Europe
Lorie Lichtlen / Rebecca Riordan       Jean-Benoit Roquette
Media Relations                        Investor Relations
Tel: +33.1.47.03.68.10                 Tel: +33.1.47.03.68.10
llichtlen@mweurope.com                 jbroquette@mweurope.com


Technical Information:

The Flash-based PSD products (which have just started to be marketed by ST under the name FLASH+PSD) are single chip In-System-Programmable
(ISP)devices that include combinations of programmable Flash memory, EEPROM, SRAM and programmable logic. They provide direct interfaces with ROMless microcontrollers in cost-effective embedded applications, reducing component count, assembly costs, inventory costs and development time, as well as offering greatly reduced power consumption compared to discrete solutions and fast In-System Programming (ISP) in around 10 seconds of the main Flash memory via a JTAG port. A particularly important benefit is the provision of dual concurrent Flash memories, allowing MCU code to be executed from one Flash memory while the other is being updated, with all necessary memory management handled by the device. This allows the user to implement true In-Application Programming (IAP).

Flash-based PSD products are typically used in conjunction with a single-chip MCU to form a two-chip system, where the PSD provides all of the additional memory and peripheral logic functions not provided by the MCU. Current products offer up to 3K gates of programmable logic and memories (Flash and SRAM) up to eight times larger than the MCU's internal memories.

Full support for WSI's
Flash-based products, including free downloads of application development and programming software, are available from ST's PSD website, www.st.com/flashpsd.



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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2000                       STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer